Exhibit 99.(m-5)

CLASS T DISTRIBUTION PLAN OF

THE ALGER FUNDS

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the “Act”), this Rule 12b-1 Plan (the “Plan”) has been adopted for The Alger Funds (the “Fund”) with respect to the Class T Shares of each of its portfolios listed on Schedule A hereto, as such Schedule may be amended in writing from time to time (each, a “Portfolio”), by a majority of the members of the Fund’s Board of Trustees, including a majority of the trustees who are not “interested persons” of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”), at a meeting called for the purpose of voting on this Plan, and it has been approved by a majority of the outstanding Class T Shares of each Portfolio with respect to which Rule 12b-1 requires such approval.

1.              Shareholder Services and Distribution Expenses.  Under the Plan, Fred Alger & Company, Incorporated (“Alger Inc.”), the Fund’s distributor, will be paid by the Fund, on behalf of each Portfolio, a distribution and/or service (12b-1) fee computed at an annual rate of up to 0.25 of 1% of the average daily net assets allocable to the Class T Shares of the Portfolio, and such fee will be charged only to that Class.  Subject to the limitations described below, the distribution and/or service (12b-1) fee will be used by Alger Inc. for expenses incurred in the promotion and distribution of the Class T Shares, as well as to provide compensation for ongoing servicing and/or maintenance of shareholder accounts. Compensation for expenses incurred in the promotion and distribution of the Class T Shares may be used to finance any activity which is primarily intended to result in the sale of Class T Shares including, but not limited to expenses of organizing and conducting sales seminars, advertising programs, printing prospectuses, statements of additional information (and supplements thereto) and reports for other than existing shareholders,  preparation and distribution of advertising material and sales literature, overhead, supplemental payments to dealers and other institutions as asset-based sales charges or as payments of commissions or service fees by Alger Inc., and the costs of administering the Plan.  Compensation for expenses incurred in providing ongoing servicing and/or maintenance of shareholder accounts may be used to cover an allocable portion of overhead and other Alger Inc. and selected dealer office expenses related to the servicing and/or maintenance of shareholder accounts, and payments by Alger Inc. to persons, including Alger Inc. employees, who respond to inquiries of shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund’s investment manager, transfer agent, administrator or other agent of the Fund.  To the extent that amounts paid hereunder to and retained by Alger Inc. are not used specifically to reimburse Alger Inc. for any such expense, such amounts may be treated as compensation for Alger Inc.’s shareholder services and distribution-related services.  All amounts expended pursuant to the Plan shall be paid to Alger Inc. and are the legal obligation of the Fund and not Alger Inc.

2.              Periodic Reporting. Alger Inc. shall prepare reports for the Board of Trustees of the Fund on a quarterly basis showing amounts paid pursuant to this Plan and any other related agreement, the purpose for such expenditure, and such other information as from time to time shall be reasonably requested by the Board of Trustees.

3.              Continuance. This Plan shall continue in effect with respect to each Portfolio indefinitely, provided that such continuance is approved at least annually by a vote of a majority of the trustees, and of the Qualified Trustees, cast in person at a meeting called for such purpose.

4.              Termination. This Plan may be terminated with respect to a Portfolio at any time without penalty by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding Class T Shares of the Portfolio.

5.              Amendment. This Plan may not be amended to materially increase the amount payable to Alger Inc. by the Fund without the vote of a majority of the outstanding Class T Shares of each Portfolio. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and of the Qualified Trustees, cast in person at a meeting called for such purpose.

6.              Related Agreements. Any agreement related to this Plan shall be in writing and shall provide:

a.              That such agreement may be terminated with respect to a Portfolio at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class T Shares of the Portfolio, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.              that such agreement shall terminate automatically in the event of its assignment.

7.              Governance Standards.  So long as this Plan is in effect, the Fund will comply with the provisions of Rule 12b-1(c).

8.              Recordkeeping. The Fund will preserve copies of this Plan and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan or any such report, as the case may be, the first two (2) years in an easily accessible place.

9.              Limitation of Liability. Any obligation of the Fund hereunder shall be binding only upon the assets of the Fund and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the trustees or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any trustees or upon any shareholder.

10.       Definitions. The terms “interested person,” “vote of a majority of the outstanding voting securities” and “assignment” shall have the meanings set forth in the Act and the rules and regulations thereunder.

Dated February 20, 2017

Schedule A

Alger Capital Appreciation Fund

Alger International Growth Fund

Alger Mid Cap Growth Fund

Alger SMid Cap Growth Fund

Alger Small Cap Growth Fund

Alger Small Cap Focus Fund

Alger Health Sciences Fund

Alger Growth & Income Fund